EXHIBIT 12.1

WCC
Ratio of Earnings to Fixed Charges

	Fiscal year ended,					Thirty-nine weeks ended,

	January 3,	January 2,	December 31,	December 30,	December 29,	September 29,	September 28,
	1999	2000	2000	2001	2002	2002	2003

Earnings:
Pre-tax income (excluding equity income of affiliates)	$24,911	$31,103	$20,856	$24,865	$28,933	$21,773	$74,420
Dividends from Equity Affiliates	—	—	—	2,874	1,617	1,617	—
Interest Expense	42	1,104	4,801	3,597	3,737	2,476	11,649
Interest Component of Operating Leases	6,747	16,500	19,734	21,443	18,685	14,305	10,050

Total Earnings	$31,700	$48,707	$45,391	$52,779	$52,972	$40,171	$96,119

Fixed Charges:
Interest Expense	$42	$1,104	$4,801	$3,597	$3,737	$2,476	$11,649
Interest Component of Operating Leases	6,747	16,500	19,734	21,443	18,685	14,305	10,050

Total Fixed Charges	$6,789	$17,604	$24,535	$25,040	$22,422	$16,781	$21,699

Ratio of Earnings to Fixed Charges	4.67	2.77	1.85	2.11	2.36	2.39	4.43